SO 4/4/03

03015963

VF 4-3-03

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51601

RECEIVED MAR 31 2003 WASH. D.C. PROCESSING SECTION 181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WILLIAM E. HOPKINS & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. HIGHLAND AVENUE
(No. and Street)

JACKSON (City) TENNESSEE (State) 38305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE T. ALLEN III 731-668-3825
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITEHORN TANKERSLEY & CO., PLLC
(Name — *if individual, state last, first, middle name*)

110 E. PLEASANT (Address) COVINGTON (City) TENNESSEE (State) 38019 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE T. ALLEN III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~WILLIAM E. HOPKINS & ASSOCIATES, INC.~~, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

x [signature]
Signature

CFO
Title

x Ann Hopkins
Notary Public

ANN HOPKINS
NOTARY PUBLIC AT LARGE
MADISON COUNTY, TN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. NONE
- ☒ (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM E. HOPKINS & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
YEAR ENDED DECEMBER 31, 2002

CONTENTS

WTC Whitehorn Tankersley & Co., PLLC
CERTIFIED PUBLIC ACCOUNTANTS

110 EAST PLEASANT AVENUE / P.O. BOX 369 / COVINGTON, TENNESSEE 38019-0369 / (901) 476-8275 / (901) 476-0867 FAX

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
William E. Hopkins & Associates, Inc.

We have audited the accompanying balance sheet of William E. Hopkins & Associates, Inc. as of December 31, 2002, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William E. Hopkins & Associates, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by regulations under the CEAct. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whitehorn Tankersley & Co, PLLC

February 5, 2003
(except for Note 8 as to which
the date is March 24, 2003)

WILLIAM E. HOPKINS & ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 9,061
Receivables from brokers	62,805
Other receivables	127
Security deposit held by broker	15,000
Deferred income tax asset	3,539
	$ 90,532

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 43
Accrued expenses	60,000
TOTAL CURRENT LIABILITIES	60,043
STOCKHOLDER'S EQUITY	
Common stock	16,100
Paid-in capital	24,521
Retained earnings (deficit)	(10,132)
	30,489
	$ 90,532

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 779,743
Interest	1,037
Other income	438
	781,218
EXPENSES	
Employee compensation and benefits	111,473
Commissions	630,104
General office	38,376
	779,953
NET EARNINGS BEFORE INCOME TAXES	1,265
INCOME TAX (EXPENSE)	(133)
NET INCOME	$ 1,132

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,132
Adjustments to reconcile net income to net cash provided by operating activities	
Change in operating assets and liabilities	
Receivables from brokers	(19,798)
Other receivables	(2)
Accounts payable	28
Accrued expenses	23,558
Income taxes	2,253
Total adjustments	6,039
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,171
NET INCREASE IN CASH	7,171
CASH BALANCE	
Balance at beginning of year	1,890
Balance at end of year	$ 9,061

NOTE: There were no income taxes paid during the year ended December 31, 2002. The amount of income taxes refunded during the year ended December 31, 2002 was $2,120.

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK CLASS A				
	SHARES	AMOUNT	PAID - IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance at beginning of year	1,610,000	$16,100	$24,521	$(11,264)	$29,357
Net income	-	-	-	1,132	1,132
Balance at end of year	1,610,000	$16,100	$24,521	$(10,132)	$30,489

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TRADE ACCOUNTS RECEIVABLE - Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

INCOME TAXES - Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid and to net operating loss carryovers. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

CASH FLOWS - For purposes of reporting cash flows, cash consists of cash on deposit. There were no cash equivalents during the year ended December 31, 2002.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DESCRIPTION OF BUSINESS

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

NOTE 3 - INCOME TAXES

The net deferred taxes in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
YEAR ENDED DECEMBER 31, 2002

NOTE 3 - INCOME TAXES - CONTINUED

DEFERRED TAX ASSET	
Federal	$ 1,831
State	1,708
	3,539
DEFERRED TAX LIABILITY	
Federal	-
State	-
	-
NET DEFERRED TAX ASSET	$ 3,539
NET FEDERAL TAX ASSET	$ 1,831
NET STATE TAX ASSET	$ 1,708

The components of income tax benefit (expense) are as follows:

CURRENT	
Federal	$ (1,514)
State	(656)
	(2,170)
TAX BENEFIT OF NET OPERATING LOSS CARRYFORWARD	
Federal	$ 1,514
State	656
	2,170
DEFERRED	
Federal	(189)
State	56
	(133)
	$ (133)

The income tax provision differs from the benefit (expense) that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
YEAR ENDED DECEMBER 31, 2002

NOTE 3 - INCOME TAXES - CONTINUED

The Company has net operating loss carryovers available to offset future taxable income. To the extent not utilized, the loss carryovers expire as follows:

YEAR OF EXPIRATION	FEDERAL	STATE
2015	$ -	$ 4,660
2016	-	12,783
2021	3,375	-
	$ 3,375	$ 17,443

NOTE 4 - CAPITAL STOCK

The Company is authorized to issue two million (2,000,000) shares with a par value of $.01 per share, with all voting rights to be known as Class A stock, and one million (1,000,000) shares with a par value of $.01 per share with no voting rights to be known as Class B stock. As of December 31, 2002, 1,610,000 shares of the Class A stock have been issued and remain outstanding, and no shares of the Class B stock have been issued.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
YEAR ENDED DECEMBER 31, 2002

NOTE 6 - RELATED PARTY TRANSACTIONS

All of the outstanding common stock of the Company is owned by WEH Investments, LLC (WEH). The Company has entered into a management services agreement with WEH whereby WEH agreed to make direct payment to vendors and creditors of the Company for the following types of expenses: meals, entertainment, travel, office expenses, postage and shipping, telephone, and rent. As consideration for these management services, the Company is liable for a monthly fee of $5,000. The total payments for the year ended December 31, 2002 under this agreement was $31,500. The remaining $28,500 of payments required under the agreement were waived by WEH.

During the year ended December 31, 2002, the Company paid commissions to members of WEH Investments, LLC in the amount of $106,433. In addition, approximately $8,830 of commissions payable to these individuals were included in accrued expenses as of December 31, 2002.

The Company paid officer salaries in the combined amount of $85,042 to two employees who are also members of WEH Investments, LLC.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in the amount of $5,000.

NOTE 8 - CONTINGENCIES

The Company is a defendant in a lawsuit in the early stages of discovery and no prediction about the outcome can be made at this time. The Company is vigorously defending this claim and believes, among other things, that the plaintiff has sued the wrong parties. The Company has potential exposure of not more than $50,000 in this matter.

The Company might become the subject of litigation from former customers who purchased certain promissory notes issued by a company, which is now in bankruptcy. The promissory notes were marketed by two registered representatives of the Company's predecessor enterprise, and such representatives continue to work for the Company. The two registered representatives have entered into settlement agreements with all presently known potential plaintiffs who were purchasers of the promissory notes.

SUPPLEMENTAL SCHEDULES

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS AS OF DECEMBER 31, 2002

Schedule 1

NET CAPITAL

Current assets	$ 83,331
Total liabilities	(60,043)
Net capital before haircuts on securities positions	23,288
Haircuts on securities positions	(300)
Net capital	22,988
Minimum capital requirement	(5,000)
Excess net capital	$ 17,988

NOTE: The Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2002 reported excess net capital of $17,987. The difference relates to a rounding difference of $1.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
RECONCILIATION OF STATEMENT OF FINANCIAL CONDITION TO THE STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2002

Schedule 2

CURRENT ASSETS

Total assets reflected in statement of financial condition	$90,532
Less noncurrent assets included in total assets	
Receivables from broker	(277)
Receivables from noncustomers	(3,385)
Deferred income tax asset	(3,539)
TOTAL CURRENT ASSETS	$83,331

TOTAL LIABILITIES

Total liabilities reflected in statement of financial condition	$60,043

Note: The Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2002, reflected total assets of $90,665. The difference in total assets of $133 represents adjustment of the deferred income tax asset recorded upon audit.

The Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2001, reflected total liabilities of $60,044. The difference in total liabilities of $1 represents rounding differences.

WTC Whitehorn Tankersley & Co., PLLC
CERTIFIED PUBLIC ACCOUNTANTS

110 EAST PLEASANT AVENUE / P.O. BOX 369 / COVINGTON, TENNESSEE 38019-0369 / (901) 476-8275 / (901) 476-0867 FAX

REPORT ON INTERNAL CONTROL REQUIRED BY CTFC REGULATION 1.16

To the Board of Directors
William E. Hopkins & Associates, Inc.

In planning and performing our audit of the financial statements of William E. Hopkins & Associates, Inc. (the Company) for the year ended December 31, 2002 (on which we issued our report dated February 5, 2003),we considered its internal control, including control activities for safeguarding firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Commodity Futures Trading Commission's (CTFC's) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation to them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a

relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding firm assets, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 under the CEAct in their regulation of introducing brokers and should not be used for any other purpose.

February, 5, 2003